Filed by Occam Networks, Inc.

Commission File No. 001-33069

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Occam Networks, Inc.

Commission File No. 001-33069

The following is a transcript of a conference call held at 9:00 A.M. on September 21, 2010 related to the proposed acquisition by Calix, Inc, a Delaware corporation (“Calix”), of Occam Networks, Inc., a Delaware corporation (“Occam Networks”), pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of September 16, 2010, by and among Calix, Ocean Sub I, Inc., Ocean Sub II, LLC and Occam Networks.

OCCAM NETWORKS CALL TO CUSTOMERS REGARDING CALIX’S PROPOSED ACQUISITION OF OCCAM NETWORKS

PARTICIPANTS:

Bob Howard-Anderson

Occam Networks, President and CEO

Juan Vela

Occam Networks, Director of Solutions Marketing and Strategy

PRESENTATION

MR. VELA:   Hello everyone.  Thank you for joining the Occam Networks call to its customers regarding the Calix proposed acquisition of Occam Networks.  My name is Juan Vela, Director of Solutions Marketing and Strategy for Occam Networks.  We have a few logistical details we want to get through, so let me go through those first.

All participants are in listen-only mode, so just bear that in mind.  If you have any questions, Please submit them via the chat tool.  After our prepared remarks, we will have a general open question-and-answer session.

Before we get started, just a few more logistical points.  As I said, we plan to present some prepared commentary which highlights the proposed acquisition by Calix of Occam Networks. If you have any questions during the prepared statements, please submit them via the chat tool provided by the Webinar system.  For the sake of continuity and to make sure that we are able to address all questions as succinctly as possible, we have placed all attendees on mute. Again, please use the chat tool to provide your comments or questions and we will address them at the end of the prepared statements.

This conference call contains forward-looking statements which are based on management’s current expectations, estimates and beliefs and are subject to a number of factors and uncertainties that could cause actual material to differ materially than those described in the forward-looking statement. The forward-looking statements contained in this call include statements about the timing and completion of the acquisition; future financial and operating results; benefits of the transaction to stockholders, employees, customers and partners;  potential synergies and cost savings resulting from the transaction; the ability to integrate platforms and products; the ability to broaden the Calix Unified Access portfolio; the ability to accelerate innovation and accelerate opportunities for customers; plans to combine support and service resources and expand its direct sales engagement model; and other statements regarding the proposed transaction.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements:  Failure of the Occam Networks stockholders to approve the proposed transaction; failure of the transaction to be consummated because the parties fail to satisfy other conditions to closing; the challenges and costs of closing, integrating, restructuring, and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the business of Calix and Occam Networks generally, including those set forth in the filings of Calix with the Securities and Exchange Commission, especially in the “Risk Factors” and “Management Discussion and Analysis of Financial Condition and Results of Operations” sections of Calix’s and Occam Networks’ filings with the SEC.

These forward-looking statements speak only as of today’s date.  Calix and Occam Networks are under no obligation to update their forward-looking statements whether as a result of new information, future events, or otherwise. Although this call may be replayed at a later date, its continued availability does not indicate that we are reaffirming or confirming any of the information contained in the live conference call today.

This conference call will be available for audio replay in the Investor Relations section of Occam’s website at occamnetworks.com/aboutus/investor.

I would now like to turn the call over to Bob Howard-Anderson.

MR. HOWARD-ANDERSON:  Thank you, Juan. And thank you all for attending.

Next slide.

I think you can skip that.  You did a fine job with that, Juan. So let me first provide just an overview of the news we announced last week whereby Calix is proposing to acquire Occam Networks for 171 million in stock and cash. The deal is still pending and is dependent on Occam’s stockholder approval and other closing conditions.

This acquisition will create a joint company whose last 12-month trailing revenue was approximately $350 million. Together we will have an aggregate customer base of approximately 800 communication service providers and historically we have shipped in aggregate as a combined entity over 10 million ports of subscriber lines and our customer base will have comprised an aggregate of 48 million customer subscriber lines.

The acquisition is still pending.  Occam and Calix will continue to operate as separate companies until the transaction has been completed which should happen sometime in Q4 or Q1 2011.  The primary focus of the company is to make sure our customers succeed.  As such, we will continue to work to meet our commitments to the market as we operate as a stand-alone company. Occam and Calix have agreed to develop transition plans that will enable us to quickly combine our resources on the street, at our development centers, and in our support organizations to better meet the needs of our customers and consulting engineer partners.  However, until the deal is concluded, we can only plan for the transition.

Next slide.

To date, Occam and Calix are both focused on access in the North American ILEC market.  Our respective companies have taken different approaches to accomplish similar goals, that is to enable telcos to deliver advanced IP services over broadband access networks and help them win in the broadband market. Over the years, our companies have innovated in a variety of ways.  Calix, with the assistance of their OSI acquisition a few years ago, focused their innovative efforts on FTTP and ONTs which are manifested in products such as the P-Series of ONT. The C7 platform is primarily geared towards enabling ILECs to provide newer broadband services over TDM and ATM and SONET networks and considering the fact that there remains a large presence of SONET networks, the need for these kind of platforms will continue while setting the stage for IP/Ethernet transition. Calix has recently introduced the E-Series platform and while it is Ethernet based, we have already heard from Calix that they expect to learn much from Occam about the design and deployment of Ethernet access networks.  The E-Series is still relatively new to the market and Occam and Calix share a number of common components that will lead to R&D synergies resulting in accelerated innovation for our customers.

So what does Occam bring to the table to this proposed acquisition?  For starters, we are recognized leaders in Ethernet access.  For the past decade, Occam has developed a foundation of intellectual property, experience in Ethernet design, deployment and IP service delivery.  The BLC 6000 is a platform built with the premise that ILECs will ultimately arrive at Ethernet as the foundation for their access networks and as such, we have built a variety of innovative features that help you move broadband forward.

Features like IPSM, IP security management, an advance suite of service management features; VCA, a video traffic analyzer built into our BLCs. Since the BLC 6000 has been used to deliver mission critical services since 2003, we have also developed pioneering capabilities like our Ethernet Protection Switching ring technology and our Network synchronization protocol.  Collectively our innovations in Ethernet networking and service assurance have established the BLC 6000 as a workhorse in over 380 service provider networks operating with over 3 million BLC ports deployed. Over the past few years, Occam has established itself as an innovated market leader in Active FTTP access.  Our BLCs and ONTs have led the movement to one gigabit per second to the home, business or mobile base station.  We have continued to innovate in FTTP by bringing GPON to the 1RU form factor and by making 10 gig aggregation and backhaul synonymous with FTTP. It is this experience and our DNA for innovation and portfolio breadth that will ultimately complement the Calix solution set and lead to a stronger, focused company that will strive to accelerate the innovations for the next generation of broadband.  Our BLC 6000 footprint and the decade of Ethernet access experience are key drivers for the proposed acquisition, and we trust we will be better equipped to help you, our customer, succeed in your business endeavors.

As stated in the public record, Calix fully expects to integrate the BLC 6000, now referred to as the B-Series, into the Unified Access architecture.  We expect the BLC platform will co-exist on 10G and 1G Ethernet rings and be fully compatible with the combined portfolio of FTTH ONTs.  As both Calix and Occam are committed to accelerating the movement to fiber, we expect our respective ONTs to be compatible with a wider variety of OLTs ranging from the B-, C- and E-Series platforms. We also expect the Unified Access architecture to facilitate the movement to make broadband ubiquitous.  While we believe FTTH to be the best technical option for the future of broadband, we acknowledge it is not always the best business option.

As such, we expect our DSL and POTS solutions to continue to play a role in the Unified Access architecture.  In fact, Calix has already stated their desire to integrate our Voice Override IP expertise in MGCP and SIP into the combined product line, and we fully expect to leverage our common components in VDSL2 to accelerate the innovation in copper-based broadband. This leads us to another of the true strengths of the combined portfolio, an expanded customer-oriented interoperability program.  As more technology options come to market, we feel the combined OPAN and Calix compatible partner programs will benefit from the combined resources of our respective companies and should enable us to ensure the solutions we deliver work right the first time.

Next slide.

As stated earlier, we share a common vision with Calix — helping our customers succeed.  I won’t read all the words on this slide, but I would like to call your attention to a couple of the key benefits of the proposed acquisition. First, we share a common set of technology components that will allow us to leverage development synergy into accelerated innovations to solve your access network challenges.  This wasn’t by design, but it’s a benefit that should translate into accelerated execution of development plans. Second, our customers selected Occam as much for our people as for our technology.  The combined organization will foster a broader, more focused sales and support team that will result in closer relationships with our customers and partners. It is this combination of team and talent, technology and products that we expect to form the basis for the new company accelerating our customers’ network future.

Next slide.

So the combined company brings the following benefits:  Any service (IP or TDM) to any customer (resident, business, MDU) in any location (CO, remote terminal, mobile base station) over any technology (copper, active fiber, or GPON); Occam brings expertise in Voice Over IP and MGCP, SIP, et cetera, and combines that with the Calix TDM and H248; accelerated innovations resulting from the synergies in development due to common components, such as DSPs and switch fabrics and more talent and dollars in R&D.  The end benefits to customers — new innovations, new technologies from a Unified Access portfolio.  All done at an accelerated pace — next slide — which result in key business benefits for you, our customers; more resources in the combined company and Interop and test means solutions that work right the first time so you can focus on expanding your business and services and not worry about any network outages; expanded customer engagement model — you get the support you need when you need it; a larger more focused company committed to helping you succeed in the race to secure broadband subscribers.

Next slide.

Finally, just a few comments on how the BLC 6000 will fit into the Unified Access architecture. The B-Series will be integrated into 10G Ethernet rings that include the C- and E-Series platforms.  ONTs portfolios from both companies will be combined and compatible across the B-, C- and E-Series platforms meaning your investment in our BLC footprint will only be enhanced.  The B-Series will be integrated under the CMS management system which will be complemented by tools such as our OSSAN support engine.

Next slide.

So I would like to turn it over now and open it up to Q and A.  But before I do, I want to remind you that the acquisition is not final and will take we expect three to six months to close. Meanwhile, Occam will continue to drive our BLC 6000 footprint expanding the use of our technology throughout our customer base and we thank you for your continuing business.

QUESTION AND ANSWER

MR. VELA:  It looks like we’ve got a couple of questions that have been coming in.  Again, if you have questions or comments, please submit them via the question tool provided with the GoToMeeting Webinar 3 application.

The first question we have here is, “What would Occam suggest for companies that receive stimulus money and must get started building their network immediately?”

MR. HOWARD-ANDERSON:  Absolutely don’t wait. The stimulus programs took a long time to get momentum, but they are now finally happening.  We congratulate those of you who have already taken the bold step and gotten an award.  Our advice to you is pick the best technology you can keeping in mind the future is going IP and Ethernet and that we have the longest amount of experience doing access platforms based on that, and together we will help you start building your network today and only give you enhanced solutions in the future.

MR. VELA:  Okay.  The next question is a logistical one.  “Will the presentation be archived or will the slides be available?” As we said earlier, the presentation will be made available via the Investor Relations section of the Occam Networks website, so please browse that later today or tomorrow.  I believe they should be available so check back with our website shortly.  You will see them there. The next question we have is:  “Will Calix maintain Occam delivery partner such as Gold Field Telecom?”

MR. HOWARD-ANDERSON:  Both companies expect a lot of growth in Occam Network arena brought about by, yes, the stimulus awards, but also by the demand for speed from subscribers and also a competitive threat. So we are doing this acquisition for growth, and we historically at Occam have used reseller partners to help us with reaching customers, but more importantly with providing turnkey integration of full solutions and installation and support activities. The combined company expects to only need more and more of that.  The exact details of how we work with our resale partners still need to be worked out, but we fully expect to add value of the services those partners bring and expect that we will only have more need for that in the future.

MR. VELA:  Thanks Bob.  There’s another logistical question.  And unfortunately, we had some technical issues early on.  There’s a comment or a question about the Webinar and whether or not it will be reposted.  As we said, we will repost the slides. As far as the audio, I do not believe that will be part of the posting. However, if any of you would like to sit in on a different Webinar this afternoon, we plan to cover effectively the same material, please send me an e-mail at jvela@occamnetworks.com, and I will be happy to work with you to get you on that Webinar. Okay.  Next question we have here is, “Will the individual configuration of the B-Series blades remain or is there a plan in that arena?”

MR. HOWARD-ANDERSON:  The long-term roadmap will eventually benefit from future generations of technology and the merging and picking up of best-of-breed technology in any of the platforms.  But in the near term, the B-Series will come over intact, in total, and will remain in the same form factors and the same chassis.  I just visited it today and there’s a commitment on both sides to continue to enhance and support everything in the BLC family as it is today.

MR. VELA:  Yeah, and that’s a commitment that is also being reaffirmed by Calix in their public announcements as well, so we expect that to be something that people can count on. The next question we have here is, “What time frame should we expect in regards to integrating the B-Series into the CMS?”

MR. HOWARD-ANDERSON:  Well, exact details for that need to be worked out.  It is a priority of the combination of the two companies, so we would expect it to be something both companies apply technical resources to start upon the close of the transaction.

MR. VELA:  Okay.  Bob, the next question we have here is again another general roadmap question, but again we have committed to making sure we read all questions and this is something that needs to be addressed.  “There is a substantial overlap between the C7 and E-Series with the BLC 6000 series.  Is there really a feature for all three?”

MR. HOWARD-ANDERSON:  You know, both companies strongly appreciate the significance of a communication service provider’s investment in any particular technology, and we will continue to support all of the existing platforms indefinitely into the future; however, at some point in time, as we have said, we may merge certain platforms and take advantage of the best technology elements in each of them to come up with a successor product.  That is not something that we will do quickly, and we don’t intend to make rapid decisions about any kind of discontinuance. As I said, we appreciate the investment that companies have made in these and our footprint is significant and that will require us to support that for quite some time.

MR. VELA:  Again, if you have questions, please submit them via the question tool provided by the GoToMeeting Webinar application.  We have a number of additional questions queued up here.  So I want to make sure you have an opportunity to submit something. The next question we have, Bob, “Is there a schedule for combining the product lines so we can better ensure a longer product life?”

MR. HOWARD-ANDERSON:  There won’t be a schedule until we close the transaction.  Again, that will take three to six months, and we can do certain amount of integration planning but no actual integration as the two companies must operate in a business-as-usual stand-alone manner until we close the transaction.  That gives you three to six months of continuing to do business with Occam just as you always have done, and we hope and expect and thank you for that continuing. However, after the close of the transaction, we will come up with a joint roadmap that will only benefit from expanded technology team, R&D teams, and expanded dollars and resources to be put toward roadmaps. So that is all work to be pending.  But as I said, we only expect the amount of innovation, the rate of innovation to be enhanced in this combination.

MR. VELA:  Bob, the next question is, “Will blades continue to be manufactured to fit in our existing Occam chassis?”

MR. HOWARD-ANDERSON:  We fully expect that we will continue to introduce successor products in the B-Series or the BLC 6000 chassis as they are today.

MR. VELA:  Okay.  The next question is about interoperability between our product lines. “If the acquisition takes place, how long will it take to integrate Calix and Occam, i.e., use Calix ONTs on the the 6312?”

MR. HOWARD-ANDERSON:  As I said, there are several areas of technology benefit and integration and it will be done in a phase manner.  We would like to make ONTs across — interoperable across — the ONTs from both companies be interoperable across all OLTs as a priority and will probably be one of the first efforts undertaken.  The exact schedule is still to be determined.  Again, that work will start after close of the transaction, but it is a priority.

MR. VELA:  Bob, I think it is important to note also that, you know, interoperability isn’t — isn’t just restricted to the active solution that we offer. It is also applicable to the GPON side of things, because we both employ OMCI, at least from a signaling perspective, you know, we expect that there be — you know, some interoperability can happen relatively quickly.  So that is part of what we offer with the standard based solution and what Calix will also be able to support.

The next question we have is, “Does Calix currently support 10 gig?”

MR. HOWARD-ANDERSON:  I can only speak to the details of the Occam product. Our 10 gigabit resilient ring is a direct successor to our 1 gig resilient rings and we will make — be bringing both 10 gig and 1 gig resilient ring technology to the combined entity, and that is one area that is also publicly committed to be an area of integration in the combined company combined roadmap.

MR. VELA:  The next question is a bit of a forward-looking question, Bob, so I will make sure I read it to you so that you can — so you can hear every single word.”We just purchased our equipment for our fiber of the home build out and had budgeted through our loan that we will not have any changes of electronics for the next seven to eight years.  If changes are required down the road, will we have to incur costs for the hardware or electronic changes?”

MR. HOWARD-ANDERSON:  Any contractual agreement, particularly around warranty of our product, et cetera, is a documented liability on Occam’s books and is something that Calix assumes in acquiring Occam and those contractual commitments will be maintained going forward.

MR. VELA:  The next question we have is, “We are currently deploying the Occam 10 gig ring facility, and will Occam agree to provide us the integrated Calix hardware if it offers improvements?”

MR. HOWARD-ANDERSON:  Sorry.  Can you repeat the question?

MR. VELA:  Sure.  The question is from a customer who says they are currently deploying Occam 10 gig rings, will Occam agree to provide us, the customer, and the integrated Calix hardware if it offers improvements?

MR. HOWARD-ANDERSON:  Once the deal is closed and we are a combined company, our stated intention is to integrate all products to work on combined Ethernet-based rings, and we will allow a customer to pick and chose the best solution for their initiative that operates on those rings, so yes.

MR. VELA:  Okay.  The next question is another roadmap question specific about OccamView.  “What about OccamView, does it go away?”

MR. HOWARD-ANDERSON:  We expect to continue to invest in OccamView.  We have a release pending right now in the second half of this year and we have some very exciting improvements out into the future that we are working diligently on and expect to work diligently on up to the close and then after.

MR. VELA:  All right.  The next question is, “Will there be a change to the RFT cabinet retrofit program?  Will Calix hardware fit in an existing Occam retrofit kit?”

MR. HOWARD-ANDERSON:  Well, I think that last question has a lot of details to be worked out, but certainly a big thrust and value of the flexible form factors of the BLC 6000 is the ability to retrofit a wide variety of existing cabinets, and we expect to continue that strength of our product line after the close.

MR. VELA:  Okay.  Bob, the next question we have is, “We have both the OccamView and Calix CMS.  I understand CMS is remaining.  OccamView is something to” — well, both products will be looked at as far as, you know, the future of network management within their own combined company.

I guess the customer is asking whether or not they can influence or provide input to suggest which platform remains or which platform continues forward assuming that one does get discontinued?

MR. HOWARD-ANDERSON:  We would like to get to where there is one common management umbrella over all products.  That will take some time.  And in the near term, we will continue to invest in OccamView and give customers the choice of picking which solution works the best for them while also protecting their investment they have already made in OccamView, not just in purchasing it, but also in training their staff and operationalizing it.

MR. VELA:  Okay.  The next question is more of an operational question in terms of managing software. So I can already — well, let me answer it for you, Bob. The question is, “What will software upgrades look like with the combined architecture?”  I guess at this point it is a little too early to speculate on how software upgrades happen in the combined company.  As we have stated before, at this point, we are doing a lot of planning with the — well, we will be doing planning with the Calix team to, you know, to merge our resources. And unfortunately, until we get to the details of how that happens, we just don’t really know until we get to those details. So, for now, just rest assured we will work to make sure that whatever kind of software upgrade program that you are currently in and the procedures you are currently using that we will do our best to make sure the transition is as smooth as possible for you.

MR. HOWARD-ANDERSON:  And I will state again that one of the key drivers of the acquisition both companies recognize is the historical value that Occam has provided in its software that rides on top of an extremely distributed intelligent architecture and that software — those software features and functions are ultimately very transferable and we have many, many years of track record of innovating on the software side and expect to be able to leverage that across more platforms in the combined entity.

MR. VELA:  The next question is a rather interesting one, Bob.  “Is there a plan to expand further in European market?”

MR. HOWARD-ANDERSON:  So I won’t — well, Occam has its own plans and has already developed a broad reseller partner program in Europe, in Middle East, and Africa.  And we will continue to drive that business.  It is too early to say there’s a plan for the joint company, expanding and enhancing that, but we are very pleased with the partner program that we have set up over there and very excited about the opportunities of the broadband adoption in the European marketplace. So once we are a joint company, we will obviously be making decisions about what other products we can bring to bear and how else we can drive the business outside of North America.

MR. VELA:  Okay.  The next question is, “Have both the C7 and BLC” — actually, that’s a comment not a statement or not a question, so I will leave that one alone. The question is actually directly targeted to you, Bob.  “What will Bob’s role be in the new company?”

MR. HOWARD-ANDERSON:  So it’s too early to know the exact structure and what role I might have. That is something that will be subject of the integration planning.  As many of you know, I am quite passionate about the business of helping ILECs provide better broadband services.  And if I can play an impactful role, and Carl and I have had some discussions about that, then that will continue.  But again, it is too early to know the structure and how the roles will shape out.

MR. VELA:  The next question we have is, “Has the merger activity had an impact on product availability?  What is the plan to shorten product delivery times?”

MR. HOWARD-ANDERSON:  We are working and have been working throughout the beginning of year to really address what has been a world-wide component crisis of component supply, and we feel we have really over the past six months have gotten ahead of that in terms of forecasting to our supply chain, in terms of securing longer term out component supply and inventory that we normally would have and we are seeing an accelerating forecast into the back half of this year that we are not going to miss a beat on in delivering too.

MR. VELA:  Okay.  Again, I just want to remind everyone, please submit them via the question tool.  We have had a steady stream since we started the dialogue, so please continue to submit those. The next question we have, Bob, is “Will tech support remain the same in both the short term and the long term?”

MR. HOWARD-ANDERSON:  I expect it to be only enhanced with more resources, more talent, staff, but also both companies recognize the benefits of applying technology such as web-based tools for knowledge and access to both companies.  So we have a common philosophy about support and the importance of it and how also how to leverage technology to support better.  So therefore, I think the addition of both companies together will only enhance the support experience for our customers.

MR. VELA:  We have a kind of an operational question here.  “Will the acquisition change lead time of material?”

MR. HOWARD-ANDERSON:  I think that independently we are working to only improve or shorten the lead time.  There was, as I said, an industry problem in that regard earlier this year.  But working with our supply chain partners, we feel that we have turned the corner on that, mitigated a lot of the issues with supply.  And again, with the companies combined, volume always helps in terms of commanding, you know, a bigger demand to your component suppliers. So I think that the combination makes for us being an entity that will be seen — you know, driving much greater demands to the component suppliers; and therefore, should ease the situation even further.

MR. VELA:  We have a question about the sales team, Bob.  “What percentage of the Occam sales force will remain after the merger?”

MR. HOWARD-ANDERSON:  We expect it to largely remain with the same people because we expected a combined entity, we are facing even greater and greater demands for — for changing the access networks that are out there.  So there may be, you know, some tweaks and changes, who covers which customers, et cetera; but both companies recognize that we only see greater and greater demand as a combined entity, and we will need the same, if not more, combined customer-facing talent and relationships.

MR. VELA:  While we had a question about you specifically earlier, Bob, the next question is about the entire executive management team at Occam. “Will Occam’s management team be integrated into the Calix management team?”

MR. HOWARD-ANDERSON:  I give much the same answer I had to give about myself.  I think it is too early to know the exact structure and who will play what roles after the acquisition closes.  But all of the Occam management team, like myself, is passionate about the opportunity that we have been working on for the past ten years.  And if there’s a role where they can provide a, you know, significant impact and ensure the success, then we expect the executives to continue in that case.

MR. VELA:  Let’s see.  The next question we have is, “Will the two companies continue to compete on Access projects until the deal is closed or will Occam refrain from competing for now?”

MR. HOWARD-ANDERSON: Oh, no.  We will continue to go out and drive adoption of our products. Great companies are made in this arena, in the Telco arena, by expanding their footprint, and it is something that Occam has been passionately diligently working towards since inception.  We cherish every new customer we gain.  We measure ourselves on both our customer count and the footprint of number of lines we have out there, and we fully expect to keep doing that in the most earnest fashion until the acquisition closes, and then do it as a joint company.

MR. VELA:  The next one is about the anticipated synergies between manufacturing within the companies.  “Is there any manufacturing or distribution synergies between Calix and Occam?”

MR. HOWARD-ANDERSON:  Both companies have a very, very capable organizations of scale that are partners for manufacturing our product.  And in both companies’ cases, we have a primary manufacturing partner and several secondary manufacturing partners. We do this as a strength.  It will in the near term give us options and ensure no glitches in supply and, you know, over the long term, we will look to optimize which of our partners build which products, but no change is planned as of this time.  And if anything, we see it as a strength and an enhancement having multiple options in that regard.

MR. VELA:  Let me do a follow up of my own on that, Bob, because I know this is something that people have questioned me on in the short period since the announcement. What about the development synergies because I know that it was stated during the — during the briefings with both yourself and with Carl that they —we leverage common components in the development of our media cell and other products?  Can you comment a little bit about what that means to the development of efficiencies?

MR. HOWARD-ANDERSON:  Yeah.  But first and foremost, before I talk about the components, it is really about the teams.  Both companies — it’s not lost on both companies.  We are very aware that our success to date has been due to our track record of innovation and our ability to innovate and that comes directly from the R&D talent that we have and have grown over the years, and the ability to combine those teams and cross pollinate and learn from each other and share best — best-of-breed technology across the teams is very exciting and dramatic. Calix is very committed to a distributed workforce.  They have development sites in the Bay Area.  They have a big site in Minnesota, a site in Massachusetts.  Occam, as you know, has a site in the Bay Area and also its historical initial site for R&D was in Santa Barbara, California. Calix is committed to keeping all of those sites and in fact enhancing and growing on them. Because in this business, the innovators will be the ones that succeed in the long term.  Combining those teams and supporting and growing in those sites is a key priority of the combined acquisition. And, yes, as you mentioned, there are elemental technologies in both product lines, some of which overlap, some of which are extremely complimentary and we reap the benefit of being able to pick the best solution in any piece or area of the product line.

MR. VELA:  We have another support question. “Will Calix start charging for support and software upgrades?”

MR. HOWARD-ANDERSON:  There’s a lot of, you know, things to be worked out in the future, but it has always been both companies’ premise that basic support is included in the price of the sale and yet we also see the opportunity to provide you, our customers, more and more innovative futures and features on top of the basic platform.  So it is possible that we might come up with service offerings or a value at its software offerings that you can purchase, but no concrete plans in that regard at this time. MR. VELA:  Just a follow up to that, Bob. Will support contracts change after the acquisition? So somebody who has got an existing contract with Occam, will those be honored after the acquisition is complete?

MR. HOWARD-ANDERSON:  Yeah, any contractual obligation that Occam is entered into in regards to support will be carried through the acquisition.

MR. VELA:  Here’s an interesting question.”What is the expected position in the market against competition for the new company?”

MR. HOWARD-ANDERSON: I’m sorry.  Say again?

MR. VELA:  “What is the expected position in the market against competition for the new company?”

MR. HOWARD-ANDERSON:  Oh, well, I think as the acquisition closes and comes together as a joint company, our competitive positioning is enhanced by virtually the fact that we can continue to and only accelerate the history of innovation we have had.  We will have a much bigger team, much greater wherewithal,strong balance sheet, and we expect to, as a result, provide more and more solutions in a faster time period to our customers.

MR. VELA:  Can you comment on what — again, just a follow up to that.  Can you comment on what you expect to see happening in the North American market specifically, but in general, with new Access suppliers coming into market, how do you see us competing against, you know, the likes of some of the larger suppliers that are entering?

MR. HOWARD-ANDERSON:  Well, it is as you know a very dynamic space.  There are a lot of competing companies out there, both big and small, both legacy and newcomers.  And again, those who innovate the most, those who serve their customers after the sale the best will be the ones that will gain the greatest reward and gain the biggest market share.

MR. VELA:  Here is kind of a — not quite legal, but kind of in that realm.  “What if any regulatory hurdles exist for this acquisition?”

MR. HOWARD-ANDERSON:  Well, three primary ones that are all standard and customary.  First, Occam will have to get shareholder approval through a shareholder vote.  Secondly, the SEC, Securities Exchange Commission, will have to review the elements of the transaction and give its approval.  And lastly the Department of Justice has to pass on it being appropriate under the antitrust regulations.

When all three of those are — approvals are granted, then we expect the acquisition to close. MR. VELA:  The next question is somewhat about footprints.  “Will there ever be a trade-in value for the B-Series hardware?”

MR. HOWARD-ANDERSON:  Nothing that I would want to force you at all.  The B-Series, as I’ve said, will continue to be supported, expanded on, invested in, and you know, there’s a whole host of things on our roadmap and already in development that we think will only continue to give greater and greater value to the chassis and footprints that are already out there.

MR. VELA:  We have a number of EMS/CMS questions, Bob.  So I guess in general I think the trend I’m seeing in the collection of responses and questions is there lot of questioning around the future of either the OccamView element management system or the Calix CMS platform.  I guess in general we are seeing a request for a statement of the future of OccamView and if there isn’t a future in OccamView or for that matter CMS, what are the general plans to transition customers away from their existing management system to whatever the ultimate delivery is that we — that the combined company provides?

MR. HOWARD-ANDERSON:  Yeah.  So, you know, again I have to say that it is too early to give plans or roadmaps for the combined company, but in long term, we would like to get up to one over-arching platform, but we would also expect that this acquisition gives customers more choices, the ability to pick and choose solutions that work best for them, and we will continue to invest and enhance both product lines even after the acquisition is closed and we are operating as a combined company.

MR. VELA:  I’ve got an interop question here. “Will there be a lab interop test facility between the two companies?”

MR. HOWARD-ANDERSON:  Absolutely. Interoperability is core to this business.  It is what has driven the success of both companies.  And again, the ability to do that now on a combined basis after the close should yield even greater resources being applied to that and, you know, greater co-files or stature with the partner companies out there to make our solutions interoperate with third parties.

MR. VELA:  It looks like we are starting to see a tail off on the questions.  So again, we have just a few more minutes left for the Q/A session.  So if anyone has questions, please submit them now. Bob, I’ve got just a couple more here it looks like.  Just a general, you know, purchase decision question.  “Why should I continue to buy BLCs and ONTs from Occam?  The deal is expected to close in three to six months?”

MR. HOWARD-ANDERSON:  Well, two or three reasons because you have already made the decision that Occam provides that best technology for your needs. And as I said, it is intended that we will continue to enhance and support that product line going forward, and we are — we are continuing to drive our footprint because that is what will establish a basis for future enhancements.

MR. VELA:  I’ve got a general training question.  “Is there a plan to offer Occam/Calix training or any other Occam partner training such as Metaswitch?”

MR. HOWARD-ANDERSON:  Again, exact plan — exact details of that kind of thing will have to wait until after we close and combine.  But I think absolutely that we will combine training programs as a combined entity and train across the whole host of solutions that we will have.  And whether we can do training on third-party partners, again, certainly we will have more resources to do that so it is indeed a better possibility in the future.

MR. VELA:  Okay.  A couple more questions have just trickled in.  One is about market focus. “What is the growth plan for the company after the merger?  In other words, will there be — where will the company’s focus be Tier 3, Tier 2, Tier 1?  I guess general just ILECs as a whole.” MR. HOWARD-ANDERSON:  Well, I mean we see the market being communications service providers and that is a broad market and lots of opportunity.  As I said, the combined entity will have 800 customers in the North American ILECs space, and that is a significant base of business.  It is a significant footprint, and it is something that we expect to enjoy the loyalty of that customer base by continuing to provide best-in-breed technology and support after the sale.

MR. VELA:  Okay.  Just a couple more questions here before you wrap up. “Is there a possibility that Calix will transition out of the E-Series and replace it with the BLC?”

MR. HOWARD-ANDERSON:  As I said, both companies recognize and take very seriously the investment protection for our customers, and that is why we are stating that all three series will continue to exist and be enhanced and invested in.  Somewhere down the line could there be some merging and migration, absolutely.  But it is not something that will be done quickly.  It will only be done when we can provide a better overall solution and in the meantime all of the platforms will be supported.

MR. VELA:  Okay.  It looks like the last question we have got coming in from customers — actually, there are two more. The first one is, “Will I still be able to purchase Occam from Occam sales representatives and will I also receive support from them?”

MR. HOWARD-ANDERSON:  Absolutely.  Certainly between now and when we close, we would fully expect that is the normal course of business.  You will be working with all the same people and ordering all the same or new elements of the BLC platform.  And after the close, obviously there will be some integration. But as I said, we fully expect that we are only feeding a growing opportunity with the ability now to have more people and more resources, and we fully expect that the team you are working with now to come over with the acquisition.

MR. VELA:  Okay, Bob.  It looks like that is the last question we have from our audience.

MR. HOWARD-ANDERSON:  Well, very good.  It’s coming right up on the hour.  I thank you again for attending.  I thank you for the business you have done with Occam, and I thank you for continuing it in the future.  And as always, I am always available to any of you to discuss any further details you didn’t get a chance to ask or cover here.  Just give me a call or drop me an e-mail.

MR. VELA: Thanks, Bob.

As I said earlier, if you have any questions about the Webinar or if you have any follow-up questions that you would like us to address, don’t hesitate to send me an e-mail at jvela@occumnetworks.com. That’s jvela@occumnetworks.com, and thank you for your time today.

Additional Information and Where You Can Find It

Calix will file a Registration Statement on Form S-4 containing a proxy statement/prospectus and other documents concerning the proposed acquisition with the Securities and Exchange Commission (the “SEC”).  Investors are urged to read the proxy statement/prospectus when it becomes available and other relevant documents filed with the SEC because they will contain important information. Security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by Calix and Occam Networks with the SEC at the SEC’s web site at http://www.sec.gov. The proxy statement/prospectus and other documents may also be obtained for free by contacting Calix Investor Relations by e-mail at Carolyn.Bass@Calix.com, by telephone at 415-445-3232 or by mail at Investor Relations, Calix, Inc., 1035 N. McDowell Blvd., Petaluma, CA 94954 or by contacting Occam Networks Investor Relations by e-mail at ir@occamnetworks.com, by telephone at 805-692-2957, or by mail at Occam Networks Investor Relations, 6868 Cortona Drive, Santa Barbara, CA 93117.

Participants in the Acquisition of Occam Networks

Calix, Occam Networks, certain of their respective directors, executive officers, members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitation of proxies in favor of the proposed merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding certain of these persons and their beneficial ownership of Calix common stock as of December 31, 2009 is also set forth in the prospectus filed by Calix on March 24, 2010 with the SEC. This document is available free of charge at the SEC’s web site at www.sec.gov or by going to Calix’s Investor Relations page on its corporate website at www.Calix.com. Information concerning Occam Networks’ directors and executive officers is set forth in Occam Networks’ proxy statement for its 2010 Annual Meeting of Stockholders, which was filed with the SEC on April 8, 2010.

This document is available free of charge at the SEC’s website at www.sec.gov or by going to Occam Networks’ Investor Relations page on its corporate web site at www.Occam.com. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed merger, and a description of their direct and indirect interests in the proposed merger, which may differ from the interests of Calix stockholders or Occam Networks stockholders generally will be set forth in the proxy statement/prospectus when it is filed with the SEC.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. These statements can be identified by the words, “believes,” “views,” “expects,” “projects,” “hopes,” “could,” “will,” “intends,” “should,” “estimate,” “would,” “may,” “anticipates,” “plans” and other similar words. These statements are based on management’s current expectations, estimates, forecasts, projections and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include statements about the timing of completion of the acquisition; the ability to integrate the companies; advantages of the combined organization; future financial and operating results; benefits of the transaction to stockholders, employees, customers and partners; potential synergies and cost savings resulting from the transaction; the ability to integrate platforms and products to accelerate opportunities for customers and broaden the Calix Unified Access portfolio; the ability to bring new innovations at a faster pace and bring new technologies into new markets; the ability to accelerate Calix’s Unified Access roadmap, align with customer needs and accelerate their ability to successfully deliver enhanced broadband services to their subscribers; the combined organization’s ability to innovate and accelerate the time-to-market of new functionality and solutions, enhancing the Unified Access portfolio with more options and form factors to fit multiple deployment scenarios and expanding the field organization to serve its customers; the intent to accelerate development on existing and acquired platforms and the ability of continued research and development to accelerate innovation and time-to-market; the expectation that combining resources will deliver higher levels of support and service and drive greater customer satisfaction; the intent to expand its direct engagement model; anticipated revenues, non-GAAP gross margins, non-GAAP operating expenses, non-GAAP operating income, growth, accretion to non-GAAP earnings and cash flows in 2011; the ability to leverage Calix’s operating model; ability to accelerate Calix’s strategic road map and business plan and increase its competitiveness; and other statements regarding the proposed transaction. These statements are not guarantees of future performance, involve risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if Occam Networks does not receive required stockholder approval or the parties fail to satisfy other conditions to closing, the transaction may not be consummated. In any forward-looking statement in which Calix or Occam Networks expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the Occam Networks stockholders to approve the proposed transaction; failure of the transaction to be consummated because the parties fail to satisfy other conditions to closing; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of Calix and Occam Networks generally, including those set forth in the filings of Calix with the Securities and Exchange Commission, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Calix’s prospectus filed with the SEC on March 24, 2010 and its quarterly reports on Form 10-Q, Occam Networks’ annual reports on Form 10-K and quarterly reports on Form 10-Q, each of Calix’s and Occam Networks’ current reports on Form 8-K and other SEC filings. These forward-looking statements speak only as of the date hereof. Calix and Occam Networks are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events, or otherwise.